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                                                                  EXHIBIT (d)(6)

                              EMPLOYMENT AGREEMENT

      In consideration of David J. Clare's ("Employee") continued employment with CART, Inc. ("CART"), and, in particular, CART's agreement to continue Employee's employment through the announced potential acquisition by Open Wheel Racing Series LLC ("OWRS") of CART (the "Merger") for a minimum of nine (9) months following the Effective Time of the Merger, Employee, CART and Championship Auto Racing Teams, Inc. ("CHAMP") hereby agree as follows:

      1. PRIOR AGREEMENT SUPERSEDED. The parties agree that upon execution of this Employment Agreement, the prior Employment Agreement between Employee and CHAMP dated December 14, 2002 (the "prior Employment Agreement" attached hereto as Exhibit A) shall be superseded, and subject to paragraph 2 below, all duties and obligations of the parties under the prior Employment Agreement are extinguished and the prior Employment Agreement is void and of no force and effect as of the date of this Agreement. This means that Employee and CHAMP agree that all agreements and obligations under the prior Employment Agreement regarding any past or future compensation, bonuses, or reimbursements whether upon termination, change in control, death, disability, for cause or no cause, or otherwise, or that the parties' duties and obligations under the prior Employment Agreement would survive or be binding on any successors of CHAMP are null and void, and may not be enforced by either party against the other.

      2. EFFECT OF TERMINATION OF MERGER. In the event the merger agreement between CHAMP and OWRS is terminated, this Employment Agreement shall be void and the parties agree that the prior Employment Agreement shall be automatically revived without further action of the parties, and the prior Employment Agreement will govern Employee's and CART's duties and obligations to each other as if this Employment Agreement had never existed.

      3. BREACH OF THIS EMPLOYMENT AGREEMENT. If either party breaches the terms of this Employment Agreement, including the parties' agreement to void the prior Employment Agreement without either party owing any further duties or obligations to the other, the prevailing party shall be entitled to recover all reasonable attorney's fees and costs of litigation, including fees and costs on appeal or in connection with any petition for review.

      4. STOCK DIVESTITURE. As a condition of Employee's continued employment with CART, Employee has, or will by the date of his execution of this Agreement, divest himself of all stock options that have already vested.

      5. TITLE AND DUTIES. CART shall employ Employee as its Chief Operating Officer, reporting to the Interim CEO, or such other person as the Board of Directors may designate. As Chief Operating Officer, Employee shall perform his or her duties faithfully and to the best of Employee's ability, and Employee shall devote all of his business time, energy and skill to the affairs of CART and shall discharge his responsibilities in a manner commensurate with Employee's position.

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                                                                               2


      6. EMPLOYMENT AT WILL. Employee is an "at will" employee of CART, and Employee's employment may be terminated at any time by either CART or Employee for any reason or no reason, by the giving of written notice to the other party, subject to the terms and conditions of this Employment Agreement.

      7. COMPENSATION. Until the Effective Time of the Merger between CART and OWRS, Employee shall continue to receive his current base salary. Upon the Effective Time of the Merger, the following shall become effective:

      (a) BASE SALARY. For services rendered by Employee pursuant to this Agreement, Employee shall receive a salary of $210,000, payable in accordance with CART's normal payroll practices.

      (b) BONUS. Employee is not guaranteed any bonus. However, to the extent a management bonus plan or management incentive plan is developed following the merger, Employee shall participate in any such plan(s) adopted by CART on terms comparable to other senior officers of CART.

      (c) FRINGE BENEFITS. Employee shall be eligible to participate in such of CART's benefit plans as are now generally available or later made generally available to senior officers of CART, including, without limitation, medical, dental, life, and disability insurance plans. To the extent Employee has already been granted the use of an automobile at CART's expense, Employee shall be able to continue such use consistent with any automobile use plan or policy adopted by CART.

      (d) VACATION. Employee shall be entitled to 4 weeks of vacation per year or to that amount of vacation per year generally available or later made generally available to senior officers of CART. Unused vacation may be accrued by Employee up to a maximum of six weeks, when it will cease accruing until Employee reduces the accrued, unused amount through use of vacation time.

      (e) EXPENSE REIMBURSEMENT. CART will reimburse Employee for all reasonable, ordinary and necessary travel, entertainment and other expenses incurred by the Employee in conjunction with his or her services to CART, in accordance with CART's then-existing expense reimbursement and/or travel policies.

      8. DEFINITIONS. For purposes of the Agreement, the following terms shall have the following meanings:

      (a) "ACCRUED COMPENSATION" shall mean any accrued Total Cash Compensation, any benefits under any plan of CART in which Employee is a participant to the full extent of Employee's rights under such plans, any accrued vacation pay, and any appropriate business expenses incurred by the Employee in connection with the performance of Employee's duties hereunder, all to the extent unpaid on the date of termination.

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      (b) "BASE SALARY" shall have the meaning set forth in Section 7(a) above.

      (c) "DISABILITY TERMINATION" means termination by CART of Employee's employment by reason of the Employee's incapacitation due to disability. Employee shall be deemed to be incapacitated due to disability if at the end of any month Employee is unable to perform substantially all of his or her duties under this Agreement in the normal and regular manner due to illness, injury or mental or physical incapacity, and has been unable so to perform for either (i) three consecutive full calendar months then ending, or (ii) 90 or more of the normal working days during the 12 consecutive full calendar months then ending. Nothing in this paragraph shall alter CART's obligations under applicable law, which may, in certain circumstances, result in the suspension or alteration of the foregoing time periods.

      (d) "TERMINATION FOR CAUSE" means termination of Employee's employment by CART by reason of the Employee's dishonesty or fraud, gross negligence in the performance of his or her duties hereunder, material breach of this Agreement, intentional engagement in acts seriously detrimental to CART's operations, conviction of a felony involving moral turpitude, or violations of Employee's duties as an employee or failure to perform Employee's duties fully and satisfactorily, provided, however, that Employee must first receive written notice of the performance deficiencies and given at least twenty (20) business days to correct the deficiencies.

      (e) "VOLUNTARY TERMINATION" means termination of Employee's employment by the voluntary action of Employee other than by reason of a Disability Termination or by Employee's death.

      (f) "TERMINATION OTHER THAN FOR CAUSE" means termination of Employee's employment by CART for any reason other than as specified in paragraphs (c),
(d), or (e) hereof.

      9. CONDITIONS OF SEPARATION.

      (a) TERMINATION OTHER THAN FOR CAUSE. Upon Termination Other Than For Cause, CART shall provide Employee with 60 days' written notice of the termination. Upon the issuance of the notice of termination (the "Notice Date"), Employee shall be relieved of his duties and obligations as an Employee, and shall have no authority to act on CART's behalf. CART will pay Employee's base salary during the 60-day notice period in accordance with the normal payroll schedule in effect at the time of termination. However, as of the Notice Date, Employee shall no longer be eligible to participate in CART's incentive plan programs, bonus programs, or 401(k) plans and will no longer accrue benefits under CART's benefit plans, including vacation or sick time. The final date of the notice period shall be considered Employee's Termination Date, and on the Termination Date, CART shall pay Employee all Accrued Compensation, if any. In the event Employee is terminated under this provision, during the transition of Employee's duties, CART agrees to cooperate with Employee in his efforts to obtain a "green card" in the event Employee has not already obtained a "green card."

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      (b) DISABILITY TERMINATION. CART shall have the right to effect a
Disability Termination by giving 60 days' written notice thereof to the Employee. Upon Disability Termination CART shall pay Employee all Accrued Compensation, if any, and at CART's option, CART may elect to pay Employee in lieu of the 60 days' notice either upon the normal payroll schedule in effect at the time of termination or in a lump sum payment.

      (c) TERMINATION FOR CAUSE. Upon Termination For Cause, CART shall pay the Employee Accrued Compensation, if any, through the date of termination.

      10. SALE OR MERGER PRIOR TO JUNE 1, 2005. In the event Employee is still employed by CART, and CART is sold or merged with another individual or entity prior to June 1, 2005, CART agrees to pay Employee a sum equal to three times his Base Salary (the "Merger Payment"). The Merger Payment shall be paid in addition to any other sums due or owing under this Agreement, and shall be paid to Employee within 30 days after the closing of the sale or merger. In addition, if Employee is terminated in connection with such sale or merger, CART agrees to continue Employee's benefits at the same benefit rate and with the same pre-tax contribution by Employee for the earlier of (a) two years after Employee's termination in connection with a sale or merger prior to June 1, 2005 or (b) Employee's obtainment of benefits from another employer. In the event, however, that at the time of the sale or merger, CART has discontinued its benefits plans or Employee's participation in such plans is barred, CART shall, at its expense, obtain a policy on behalf of Employee and his dependents substantially similar to that in which Employee was enrolled prior to his termination. However, nothing in this provision alters Employee's at-will status or otherwise obligates CART to employ Employee through June 1, 2005. In addition, Employee acknowledges that this provision applies only to a sale or merger that occurs prior to June 1, 2005, and does not apply to a liquidation of CART's business.

      11. NO KNOWLEDGE OF MISCONDUCT. By his signature below, Employee represents and warrants that he is not aware of any claims, assertions or accusations by third parties or employees that Employee has engaged in any wrongful conduct, malfeasance, or violations of any laws or regulations, including, but not limited to, conduct which could give rise to claims for breach of contract, trademark infringement, violation of licensing or trade agreements, defamation, tortious interference, unpaid wages or commissions, discrimination, harassment, retaliation, and to the best of Employee's knowledge and belief, Employee has not engaged in conduct that could support such claims.

      12. ENTIRE AGREEMENT; MODIFICATIONS. This Agreement represents the entire understanding between the parties with respect to the subject matter of this Agreement, and supersedes any and all prior and contemporaneous understandings, agreements, plans, and negotiations, whether written or oral, with respect to the subject matter hereof, including, without limitation, any understandings, agreements, or obligations respecting any past or future compensation, bonuses, reimbursements, or other payments to Employee by CART, including those set forth in the prior Employment Agreement. All modifications to this Agreement must be in writing and signed by CART and Employee.

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                            [SIGNATURE PAGE FOLLOWS]

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      IN WITNESS WHEREOF, the parties hereto have executed this Employment
Agreement.


                                    CHAMPIONSHIP AUTO RACING TEAMS, INC.

                                    By:         /s/ Christopher R. Pook
                                          ------------------------------
                                    Title:      President
                                    Date:       Sept. 30th 2003



                                    CART, INC.

                                    By:         /s/ Christopher R. Pook
                                          ------------------------------
                                    Title:      President
                                    Date:       Sept. 30th 2003


                                                /s/ David J. Clare
                                         -------------------------------
                                    DAVID J. CLARE
                                    Date: Sept. 30th 2003